FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the date of November 11, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Koningslaan 34

1075 AD Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

The press release dated November 11, 2003, regarding the completion by Island International Investment Limited Partnership, an affiliate of funds advised by Apax Partners, of share purchases making it the 87.1% majority shareholder of the registrant, is attached to this report as Appendix A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: November 11, 2003	By:	/s/ MICHAEL W. NIMTSCH

Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

APPENDIX A

[IFCO SYSTEMS LOGO]

Nr. of pages: 1

FOR IMMEDIATE RELEASE

Date: 11.11.2003

Frankfurt: IFE1

Apax Funds become new majority shareholder at IFCO Systems N.V.

Apax Funds hold 87.1% of share capital – Voluntary public tender offer to remaining shareholders at €2.75 per share currently under investigation by Apax Funds – Stock exchange listing to be maintained

Munich, 11. November 2003 – IFCO Systems N.V. has been informed about the following:

Island International Investment Limited Partnership, an affiliate of funds advised by Apax Partners (“Apax Funds”), is the new majority shareholder in IFCO Systems N.V.. Major shareholders representing 87.1% of the share capital of IFCO Systems N.V. have sold their shares to Apax Funds for €2.75 per share. The transaction has been approved by the merger control clearance authorities. Apax Funds are currently investigating the possibility of a voluntary public tender offer for the remaining shares of IFCO Systems. If Apax Funds were to proceed with such an offer at this time, the offer price per share would be the same price paid to the majority shareholders (€2.75 per share). Apax Funds intends to maintain the listing of the shares on the Prime Standard market of Deutsche Börse.

Karl Pohler, CEO of IFCO Systems, welcomes Apax Funds’ acquisition: “With a strong partner behind us, we can now concentrate on the further expansion of our business activities. The new, clear ownership structure guarantees the company and our customers long-term planning security. The acquisition by Apax Funds is a sign of trust in the successful business model, the management and the employees of IFCO Systems.”

IFCO Systems is a world-wide logistics service provider with approximately 160 locations in Europe and North America. IFCO Systems operates a pool of more than 65 million RPCs (Reusable Plastic Containers) globally, which are used as a logistic system predominantly for fresh produce by leading grocery retailers. In the United States, IFCO Systems also provides a national network of pallet management services. With more than 45 million wooden pallets recycled annually, IFCO Systems is the market leader in this industry. In 2002 IFCO Systems generated revenues of 380.7 million USD.